Amended and Restated

Exhibit 99.4

Form 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

WESTBRIDGE ENERGY CORPORATION

(formerly Portrush Petroleum Corporation)

The following amended discussion and analysis of financial position and results of operations of Westbridge Energy Corporation (the “Company”) is amended and restated as of December 21, 2009 and should be read in conjunction with the audited financial statements and related notes of the Company for the year ended December 31, 2008 (the "Financial Statements").  In this discussion, unless the content otherwise dictates, a reference to the business and operations of the Company includes the business and operations of the Company’s wholly owned subsidiary. Additional information relating to the Company is available on SEDAR at www.sedar.com. Dollar amounts referred to herein are expressed in Canadian dollars unless otherwise stated.

Forward Looking Statements

Forward looking statements or information included in this Management Discussion & Analysis (“MD&A”) include statements with respect to:

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the Company’s current internal expectations, estimates, projections, assumptions and beliefs regarding the future market price of oil and gas and Canadian US exchange rates; and

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expectations regarding the Company’s ability to raise capital and add to reserves through the acquisition and development of current and additional oil and gas properties.

Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may differ significantly from the results discussed in these forward-looking statements.

Factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected include, among others:

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adverse changes in prices for oil and gas and in general economic conditions and risks associated with the oil and gas industry

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in general such as the uncertainty of reserve estimates, the uncertainty of estimates and projections relating to production, costs and expenses; and

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the operational risks in development, exploration and production.

In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

Description of the Business

Portrush Petroleum Corporation is a junior oil and natural gas exploration and production company. The Company holds a 10% working interest in the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Mission River project, which was acquired in 2004, has placed twelve wells on production producing mostly gas with some oil. The Company also holds a 22.5% working interest in the Lenox project in Macomb County, SE Michigan which was acquired in June 2000. The project consists of two oil wells with excess gas being flared. The Company does not operate either project. In addition, the Company holds leases on a gas prospect (“Waubuno”) located in the Moore Township, Lambton County, Southwestern Ontario, Canada.

Amended and Restated

Overall Performance

The Company’s share of revenue from the sale of oil and natural gas (net of royalties) for the year ended December 2008 was significantly higher in 2008 than 2007 as the Company recorded (rounded) revenue of $670,000 compared with $393,000 in 2007 and $777,000 in 2006. The increase in revenue is a direct result of the increase in production from the Mission River project where the Company’s participation in a new four well drilling program resulted in four wells coming on production during the last half of the year.

In order to pay its 10% share of the drilling costs of the four well drilling program, with a cost to the Company of approximately US$110,000 per well, the Company established a bank credit facility in the amount of US$450,000. The loan, with a term of 12 months, requires only interest to be paid monthly; the principal may be paid down at any time. As a result, current liabilities have increased by a like amount resulting in a significant working capital deficiency. The Company expects to renew the credit facility on a yearly basis when it comes due.

Cash flow from operations does not have a standard meaning under generally accepted accounting principles (“GAAP”) and may not be comparable to those reported by other companies. Used here, cash flow from operations is the Company’s share of revenue from the sale of oil and natural gas (net of royalties) less operating expenses and was (rounded) $500,000 for the year compared to $300,000 in 2007 and $580,000 in 2006. Operating expenses as a percentage of oil and gas revenue were 25% in 2008, consistent with 24% in 2007 and 25% in 2006.

General and Administrative (“G&A”) expense adjusted for non cash items of stock based compensation and financing charges (rounded) was $442,000 in 2008 compared to $347,000 in 2007 and $409,000 in 2006. There were no significant year over year changes in the general and administrative expense categories except the category of interest expense which increased due to the increase in the bank credit facility. The increase in G&A is mostly due to property investigation expenses of $100,000 incurred in 2008. This expense is a one time charge and the Company has no further obligations regarding the subject property.

Oil & Gas property expenditures increased from (rounded) $376,000 in 2007 to $567,000 in 2008 due to the drilling programs in Mission River and Waubuno. The Company will not participate in any further drilling programs in Mission River during 2009 due to the current price of gas. The Company has not made a completion decision on the Waubuno drilling program which would require additional expenditures of up to $300,000.

The Mission River project is the Company’s major source of revenue and being primarily a gas project, the Company’s revenues are closely linked to the price of gas in the United States. Gas prices fluctuated significantly during 2008 from a high of over $12.00 (US$/mcf) to less than $6.00 (US$/mcf). During the first quarter of 2009, gas prices dropped to below $4.00 (US$/mcf) and the price of gas could remain at these current levels for the balance of 2009. Thus, there is a high risk that the Company’s revenue for 2009 will be materially reduced due to the adverse price of gas.

Oil & Gas revenue and operating expenses fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. A significant drop in the US dollar will also have a negative impact on revenue. During the year, the rate of exchange varied from a low of 1.02 to a high of 1.30 US$ to CDN. At the end of the first quarter of 2009, the Exchange rate was 1.26. During 2007, the rate varied from a low of 0.92 to a high of 1.19. Readers should review the risks factors at the end of the discussion including possible currency risks.

Amended and Restated

Selected Financial Information

	Year-end 12/31/08	Year-end 12/31/07	Year-end 12/31/06
Revenues (Net)	669,710	392,534	777,455
General and Administrative Expenses (not including stock based compensation and financing charge) Stock Based Compensation Expenses Financing Fee	442,383 38,249 106,000	347,180 46,671 Nil	409,264 205,385 Nil
Net Income (Loss) per share	(409,924) (0.01)	(1,345,604) (0.03)	(435,117) (0.01)
Working Capital (deficiency)	(641,745)	(91,000)	142,507
Loan Payable	550,260	103,047	Nil
Oil & Gas Properties	840,790	514,105	1,347,654
Long Term Liabilities	Nil	Nil	Nil
Shareholders' Equity Dollar Amount Number of Securities	$ 140,408 45,614,530	$ 387,083 45,262,363	$ 1,542,266 43,758,792

Revenue: Revenue from the sale of oil and natural gas (net of royalties) from Mission River increased significantly from approximately $276,000 to $560,000 as a result of increased production from the four new wells coming on production.  The Company will not participate in any new wells to be drilled on the project in the coming year and production from the project is not expected to increase during the next year. Production from the Lenox project declined significantly during the last quarter of the year and is no longer considered material. However, revenue on a year over year basis showed only a small decline from approximately $115,000 to $110,000. The Lenox project is not expected to materially contribute to 2009 revenue.

General & Administration Expenses: Administration expenses were consistent with the previous year except for the $100,000 charge for property investigation arising out of a proposed gas project in California and the non-cash financing fee of $106,000 attributed to the issuance of loan bonus warrants. General and administration expenses before non-cash expenses and property investigation costs were $342,383 compared with $347,180 for the same period in 2007. Included in General and administration expenses are interest expenses paid in fiscal 2008 of $29,739 ($2,337 in 2007).

Stock based compensation expenses recorded in 2008 were very similar to those incurred in 2007. The Company recorded a non-cash charge for stock-based compensation pertaining to the grant of stock options of $38,249 compared to $46,671 in 2007. The inclusion of this expense is based on Canadian accounting policies that require the Company to include an “estimate of the grant date fair value” of stock options as a compensation expense.

The Company paid or accrued to the President of the Company management fees of US$6,000 per month; an amount that has not increased over the preceding two years. At the end of the year, the President of the Company had accrued but unpaid management fees and expenses of US$64,374.

The Company has recognized a financing fee of $106,000 (non-cash expense) relating to 4,400,000 warrants granted subsequent the December 31, 2008 in connection with the increased credit facility. The warrants have been valued using the Black-Scholes option pricing model with an expected volatility of 128%, a risk free interest rate of 1.37%, an expected life of 2 years and an expected dividend yield of 0%.

Amended and Restated

Bank Loan: The Company, with the assistance of the operator of the Mission River project, has increased the credit facility with its US bank to US$450,000. These funds were used to pay the Company’s share of the drilling costs of the new Mission River four well program. Each well cost the Company approximately US$110,000 for its share of the drilling expenses. The loan bears interest at the Lender’s Commercial Prime Floating Rate plus one-half percent, matures on August 15, 2009, and is secured by the Company’s interests in the Mission River property in Texas, USA. During fiscal 2008 the Company paid $28,921 in interest costs on the loan.

Net Income (Loss): Net Income (Loss) in 2007 includes a significant depletion expense, a non-cash charge to operations resulting from changes to reserve estimates. In 2007 the Company recorded a depletion expense of $1,233,325 compared with $250,148 in 2008, to recognize a reduction of the Company’s reserve estimates for the Mission River project.

Results of Operations

Drilling: The Company participated in the drilling of four wells in the Mission River project during 2008 at a cost of approximately US$450,000. The Company also completed the drilling of the Waubuno #2 well in Southwestern Ontario, Canada at a cost of approximately $100,000. A completion decision has not been made on the Waubuno prospect and the Company will not proceed with the project unless it is able to joint venture the completion of the project at an anticipated cost of $300,000.

Production: The Company’s share of oil production for the year was approximately 2,980 barrels of oil (bbl) compared to 3,033 in 2007. The Company’s share of gas production for the year was approximately 48,400 mcf compared with 31,000 mcf in 2007. This increased in gas production resulted in the increase in revenues in the final two quarters of 2008.

Cash Flow: The Company’s share of revenue from production less operating expenses and was (rounded) $500,000 for the year compared to $300,000 in 2007.

Expenses: Well operating expenses increased during the year due to operating expenses associated with the new wells from the four well drilling program in Mission River. Well operating expenses were $169,080 compared with $94,912 in the previous year and as a percentage of oil and gas revenue were 25% in 2008 and 24% in 2007.

Currency Fluctuations: Oil and gas revenue and operating costs fluctuate with changes in the exchange rate between the Canadian and US dollar as all revenue producing properties are located in the United States. The Company converts its US revenues and expenses using an average of the monthly Bank of Canada rate exchange rates.

Commodity Prices

The price received by the Company for its share of oil and gas revenues fluctuates relative to the changes in the benchmark prices for oil and gas. The following are average benchmark prices:

2007	Q1	Q2	Q3	Q4	Year
WTI Oil US$/bbl	58.13	64.97	75.50	90.85	72.36
NYMEX Gas US$/mmbtu	7.48	7.64	6.75	7.45	7.33

2008
WTI Oil US$/bbl	97.90	123.98	117.98	58.73	99.65
NYMEX Gas US$/mmbtu	8.75	11.48	8.95	6.41	8.90

Amended and Restated

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2007	Total Revenue	135,139	102,713	93,829	60,853
	Net loss	(73,191)	(91,248) (1)	(118,920) (2)	(1,062,245) (3)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.02)

2008	Total Revenue	81,637	146,865	150,855	290,353
	Net Income (loss)	(50,652) (4)	(72,117) (5)	63,124	(350,279)
	Basic and diluted income (loss) per share	(0.01)	(0.01)	0.01	(0.01)

During the quarter, the Company recorded stock based compensation expenses of (1) $12,636, (2) $25,703, (3) $8,332, (4) $9,980, (5) $28,269.

Quarterly Variations: Four factors have contributed to quarterly variations: production volume and commodity prices that cause changes in Total Revenue, and the non cash expenses of stock based compensation and depletion expense that affect Net Income or Loss.

The calculation of depletion expense is based on changes in oil & gas reserves which are only calculated once a year at year end. It has been the Company’s practice to include any adjustment to the depletion expense estimate in the fourth quarter financial statement which results in a distortion of expenses when compared to other quarters. Depletion expenses of $54,215, $59,658, $64,628 and $1,054,824 were recorded in 2007 and $25,066, $41,022, $51,689 and $132,371 were recorded in 2008.

Stock based compensation is recorded in the quarter in which the grant of stock options has taken place and the inclusion of this expense in the calculation of Net Income or Loss results in an increase in general and administrative expense in the quarter incurred.

Commodity prices for oil and gas are subject to monthly changes which influence quarter revenue. See the discussion of Commodity Prices above that sets out the average quarterly bench prices. Income received from the operator for gas and oil sales follows the same trends as benchmark commodity prices for oil and gas.

Production volume for each of the quarters was as follows:

2007	Q1	Q2	Q3	Q4	Total
Oil bbl	871	870	654	638	3,033
Gas mcf	11,822	8,315	6,783	4,067	30,987

2008
Oil bbl	601	775	680	927	2,983
Gas mcf	6,324	7,409	10,896	23,751	48,380

Fourth Quarter Ended December 31, 2008

Production:  Production increased significantly in the fourth quarter of 2008 as a result of wells coming on stream from the four well drilling program in Mission River and this resulted in increased revenue in the 4th quarter compared to the third quarter of 2008 and the 4th quarter of 2007.

Amended and Restated

During the three month period ended December 31, 2008, the Company recorded gross revenues of $290,353 compared with $60,853 in 2007 and $150,855 in the previous quarter.

Expenses: Well operating expenses increased significantly in the third quarter due to costs associated with the new wells from the four well drilling program in Mission River. Operating expenses were $102,878 compared with $18,696 in the previous year.

Depletion Expenses: In the previous year, there was an increase in depletion expense, a non-cash charge to operations resulting from an adjustment to reserve estimates on the US oil and gas properties; this depletion expense adjustment resulted in the Company recording depletion expenses of $1,233,325 in 2007 compared to $132,371 in 2008.

Liquidity and Capital Resources

The Company’s financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs.  The going concern assumption is only appropriate provided that additional financing continues to become available.

The Company’s working capital deficiency is primarily due to the credit facility established with its US bank to fund the four well drilling program in Mission River. This loan of US$450,000 matures on August 15, 2009. The Company expects to renew the loan for another 12 month period. The loan is secured by the Company’s interests in the Mission River property in Texas, USA. The loan only requires the monthly payment of interest charges. Reduction of the loan amount will depend upon the Company raising additional financing as cash flow from operations after the payment of general and administrative expenses is unlikely to be sufficient to be used to reduce the amount of the loan outstanding. The Company cannot undertake any additional projects without additional financing or joint ventures.

The Company is currently reviewing all of its holdings with a view to selling or farming out current projects. In the event that the credit facility is not extended, it will be necessary for the Company to sell one or more of its projects and the Company will not be able to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company’s accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Related Party Transactions

The Company paid or accrued management fees of $76,280 (US$6,000 per month) to a director, Martin Cotter for his services as the President of the Company. Included in accounts payable is an amount due to Martin Cotter of $65,374. In 2007, the Company paid Martin Cotter management fees of $79,900.

Amended and Restated

Outstanding Share Data

The following table summarizes the outstanding share capital as at the effective date of this Management Discussion and Analysis:

Common shares	45,614,530

Stock options	2,750,000

Warrants	6,233,500

(See Note 7 of the financial statements for additional detail)

Changes in Accounting Policy

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the CICA. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Assessing Going Concern

The Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed.

Amended and Restated

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008, the AcSB confirmed that the mandatory change over from existing Canadian GAAP to IFRS is to take effect for financial years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is reviewing the new standards in order to determine the extent of the changes required by the transition on its business practices, systems and internal controls over financial reporting. A detailed analysis of the difference between IFRS and the Company’s accounting policies as well as an assessment of the impact of various alternatives is underway. Changes in accounting policies are likely and may materially impact the Company’s financial statements. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Mining Exploration Costs

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

This standard will be effective for the Company beginning on April 1, 2009. The Company is currently evaluating the impact of adopting this standard in 2009.

Risks

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Volatility of Oil and Gas Prices

The Company’s revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas.  The Company’s ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices.  Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company.  These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.

Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Company’s carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Amended and Restated

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value.  Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Risks Relating to Financial Condition

Going concern assumption used by management highlights doubts on the Company’s ability to successfully continue

The Company’s financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs.  The going concern assumption is only appropriate provided that additional financing continues to become available.

The Company’s History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($409,924), ($1,345,604), and ($435,117) in Fiscal Years 2008,2007,2006.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital may need to be available to help maintain and to expand work on the Company’s principal exploration/development property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration/development efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  The Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

The Company’s Need for Additional Financing to Finish Property Exploration/Development could lead to the Company’s inability to finish proposed property exploitation and/or loss of properties

The Company is engaged in the business of exploiting oil/gas properties.  The Company believes it may have insufficient funds to undertake its planned operations and exploration projects during Fiscal 2009; additional financing will be required to continue exploration and to develop the oil/gas properties identified and to place new wells into commercial production.  The exploitation of the Company’s oil/gas properties is, therefore, dependent upon the Company’s ability to obtain financing through the sale of assets, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s oil/gas properties, as well as the possible loss of such properties.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk.  The Company is exposed to currency risk by incurring revenues and expenditures in US dollars. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Interest rate risk

Interest payable on the Company’s Bank Credit facility is based on a floating rate that is subject to change based on the bank’s prime commercial lending rate. There is a risk that this rate may increase over time wit a resulting increase in bank interest charges on the outstanding balance of the loan payable.

Amended and Restated

Subsequent Events

Subsequent to June 30, 2009, the bank advised the Company that it will renew the Company’s loan for another 12 month period ending August 15, 2010 on the same terms and conditions.

Subsequent to September 30, 2009, the Company negotiated the terms for the retirement of its outstanding bank loan through the sale of its 10% interest in the Mission River property which secures the loan. In addition, the directors have decided to proceed with the share consolidation approved by shareholders at the Company's Special Annual General meeting on the basis of ten old shares for one new share and the change of the name of the Company to Westbridge Energy Corporation.  The retirement of the bank loan will improve the Company’s balance sheet but result in further reductions in revenue as a result of the sale of the Mission River project. The Company continues to investigate new financing and investment opportunities and it is management’s opinion that the share reorganization will enable the Company to attract new investors.